Exhibit 99.1

Leitch Press Contact: Laura Whitaker
Vice President, Corporate Communications
Tel: +1 (408) 782-1201
laura.whitaker@leitch.com

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 (416) 445-9640
investors@leitch.com
www.leitch.com

10 January 2005	FOR IMMEDIATE RELEASE

Leitch Technology Completes Acquisition of Inscriber

TORONTO— Leitch Technology Corporation (TSX:LTV), a leading supplier of high-performance video systems for the professional television industry, announced today it has completed the acquisition of Inscriber Technology Corporation, a privately held video software company based in Waterloo, Ontario.
As previously announced on December 16, 2004, Leitch entered into a definitive agreement to purchase Inscriber for a total purchase price of $18 million cash, including the assumption of $1.5 million in debt. Leitch has funded the acquisition out of the company’s cash balances and will account for this transaction as a purchase during the third quarter ended January 31, 2005. The company is scheduled to release its third quarter results on February 22, 2005.
"We believe the integration of Inscriber’s complementary product line with the existing Leitch offering will benefit our customers," said Tim Thorsteinson, president and CEO of Leitch Technology. "We expect that this acquisition will allow the company to expand our existing product line adding broadcast graphics, content branding and logo generation capabilities. We are extremely proud to have the Inscriber team as part of Leitch."

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Leitch Technology Completes Acquisition of Inscriber 2

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers products and systems that enable operations of any size to streamline workflow, achieving a truly Integrated Content Environment for content production, processing, transmission, management and test and measurement. With a sole focus on and commitment to the television industry, Leitch provides premium customer support. www.leitch.com

About Inscriber
Inscriber is a leading provider of broadcast, post-production and digital signage solutions. With customer installations in more than 110 countries, Inscriber’s character generators (Inca Studio), real-time 2D/3D broadcast graphics platform (Inca RTX), networked graphics/automation (Inca AutoCG), and digital signage solutions (InfoCaster), are the products of choice among communication experts worldwide. Inscriber solutions are also integrated in products from Quantel, Canopus and Adobe. Inscriber’s extensive customer list includes ABC, NBC, CBC, CNN, BBC and Rogers Sportsnet among others. For more information, please visit www.inscriber.com.

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